As filed with the Securities and Exchange Commission on October 14, 2005

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT UNDER

THE SECURITIES ACT OF 1933

CANTEL MEDICAL CORP.

(Exact name of registrant as specified in its charter)

Delaware	CANTEL MEDICAL CORP.	22-1760285
(State or other jurisdiction	150 Clove Road	(I.R.S. employer identification
of incorporation)	Little Falls, New Jersey 07424	number)
(973) 890-7220
(Address, including zip code, and telephone number,
including area code, of Registrant’s principal
executive offices)

Eric W. Nodiff

Senior Vice President and General Counsel

Cantel Medical Corp.

150 Clove Road

Little Falls, New Jersey 07424

(973) 890-7220

(Name, address and telephone number of agent for service)

Approximate date of commencement of proposed sale to the public:  At such time or times after the effective date of this Registration Statement as the selling stockholders shall determine

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be Registered	Amount to be Registered		Proposed Maximum Offering Price Per Share		Proposed Maximum Aggregate Offering Price		Amount of Registration Fee
Common Stock, par value $.10	384,821 shares	(1)	$18.40	(2)	$7,080,706	(2)	$833

(1)          All of the shares of common stock offered hereby are being sold for the account of selling stockholders. This Registration Statement also relates to such indeterminate number of additional shares of the Registrant’s common stock as may become issuable in the event of a stock dividend, split-up, recapitalization or other similar event.

(2)          Estimated solely for purposes of calculating the registration fee. Calculated in accordance with Rule 457(c) under the Securities Act based upon the average of the high and low prices per share of the Registrant’s common stock as reported on the New York Stock Exchange on October 13, 2005.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THE SELLING STOCKHOLDERS MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PRELIMINARY PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

Subject to Completion, Dated October 14, 2005

PROSPECTUS

CANTEL MEDICAL CORP.

384,821 Shares of Common Stock

This prospectus relates to the resale, from time to time, of up to 384,821 shares of common stock of Cantel Medical Corp. that may be offered and sold from time to time by the selling stockholders named in this prospectus.  The selling stockholders obtained all such shares in connection with our acquisition from the selling stockholders of all of the issued and outstanding capital stock of Crosstex International, Inc. on August 1, 2005. We will not receive any part of the proceeds from the sale of shares by the selling stockholders.

The selling stockholders may offer the shares through public or private transactions, on or off the New York Stock Exchange, at prevailing market prices, or at privately negotiated prices. The selling stockholders may make sales directly to purchasers or through brokers, agents, dealers or underwriters or through a combination of these methods. The selling stockholders will bear all commissions and other compensation paid to brokers in connection with the sale of their shares.

Our common stock trades on the New York Stock Exchange under the ticker symbol “CMN.”  On October 10, 2005, the closing sale price of our common stock on the New York Stock Exchange was $19.27 per share.

SEE “RISK FACTORS” BEGINNING ON PAGE 11 FOR A DISCUSSION OF CERTAIN FACTORS THAT YOU SHOULD CONSIDER BEFORE YOU INVEST IN THE SHARES BEING SOLD WITH THIS PROSPECTUS.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is            , 2005

TABLE OF CONTENTS

Disclosure Regarding Forward-Looking Statements	(ii)
The Company	1
Risk Factors	11
Use of Proceeds	16
Selling Stockholders	16
Plan of Distribution	17
Legal Matters	18
Experts	19
Where You Can Find More Information	19
Documents Incorporated by Reference	19

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission relating to the sale of the shares of common stock. You should read this prospectus together with additional information described under “Where You Can Find More Information.”

i

Disclosure Regarding Forward Looking Statements

This prospectus, including documents incorporated herein by reference, contains “forward-looking statements” as that term is defined under the Private Securities Litigation Reform Act of 1995 and releases issued by the Securities and Exchange Commission (the “SEC”) and within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These statements are based on current expectations, estimates, or forecasts about our businesses, the industries in which we operate, and the beliefs and assumptions of management; they do not relate strictly to historical or current facts. We have tried, wherever possible, to identify such statements by using words such as “expect,” “anticipate,” “goal,” “project,” “intend,” “plan,” “believe,” “seek,”  “may,” “could,” and variations of such words and similar expressions. In addition, any statements that refer to predictions or projections of our future financial performance, anticipated growth and trends in our businesses, and other characterizations of future events or circumstances are forward-looking statements. Readers are cautioned that these forward-looking statements are only predictions about future events, activities or developments and are subject to numerous risks, uncertainties, and assumptions that are difficult to predict including, among other things, the following:

•                  the expiration on July 31, 2006 of the distribution agreements of our Carsen Group Inc. subsidiary covering its sale and service of Olympus products in Canada, which will result in the loss of a significant portion of our net sales, operating income and net income after July 31, 2006

•                  the increasing market share of single-use dialyzers relative to reuse dialyzers

•                  the potentially adverse impact of consolidation of dialysis providers

•                  our dependence on a concentrated number of distributors for our dental consumables

•                  our dependence on a single distributor in the United States for our endoscope reprocessing products and the short-term nature of the agreement with such distributor

•                  our growth may be dependent on acquiring new businesses and successfully integrating and operating such businesses

•                  our reliance on certain raw materials that have experienced price increases that may not always be passed on to our customers

•                  the uncertain outcome of a lawsuit filed against us that alleges violations of federal antitrust laws

•                  foreign currency exchange rate and interest rate fluctuations

You should understand that it is not possible to predict or identify all such factors. Consequently, you should not consider the foregoing items to be a complete list of all potential risks or uncertainties. See “Risk Factors” below for a discussion of the above risk factors and certain additional risk factors that you should consider before investing in the shares of our common stock.

All forward-looking statements herein speak only as of the date of this prospectus. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

For these statements, we claim the protection of the safe harbor for forward-looking statements contained in Section 27A of the Securities Act and Section 21E of the Exchange Act.

ii

THE COMPANY

This section highlights information about Cantel Medical Corp. It is not complete and is qualified in its entirety by, and should be read in conjunction with, the more detailed information (including “Risk Factors” and financial information) appearing elsewhere in this prospectus as well as in the documents incorporated by reference in this prospectus.

Unless otherwise indicated or required by the context, as used in this prospectus, the terms “we,” “our” and “us” refer to Cantel Medical Corp. and all of our subsidiaries. Our fiscal year ends on July 31 of each year. When we refer to a fiscal year, such as fiscal 2005, we are referring to the fiscal year ended on July 31 of that year.

General

We are a leading provider of infection prevention and control products in the healthcare market. Our products include specialized medical device reprocessing systems for renal dialysis and endoscopy, dialysate concentrates and other dialysis supplies, endoscopy and surgical products, water purification equipment, sterilants, disinfectants and cleaners, hollow fiber membrane filtration and separation products for medical and non-medical applications, and specialty packaging for infectious and biological specimens. We also sell scientific instrumentation products, provide technical maintenance for our products and offer compliance training services for the transport of infectious and biological specimens.

As a result of our acquisition of Crosstex International, Inc. (“Crosstex”) on August 1, 2005, we now also manufacture and sell single-use, infection control products used principally in the dental market. See “—Recent Developments – Crosstex Acquisition; New Dental Segment.”

At July 31, 2005 we operated our business through five subsidiaries: Minntech Corporation (“Minntech”), Carsen Group Inc. (“Carsen”), Mar Cor Services, Inc. (“Mar Cor”), Saf-T-Pak Inc. (“Saf-T-Pak”) and Biolab Equipment Ltd. (“Biolab”). All of the subsidiaries are wholly owned by Cantel except for Biolab, which is a wholly-owned subsidiary of Carsen. In addition, Minntech has two foreign subsidiaries, Minntech B.V. and Minntech Japan K.K., which serve as Minntech’s base in Europe and the Asia/Pacific markets, respectively.

Unless the context otherwise requires, references herein to “Cantel,” “us,” “we,” “our,” and the “Company” include Cantel and its subsidiaries.

Recent Developments – Crosstex Acquisition; New Dental Segment

On August 1, 2005, we acquired Crosstex, a privately held company founded in 1953 and headquartered in Hauppauge, New York. Crosstex is a leading manufacturer and reseller of single-use, infection control products used principally in the dental market. Crosstex products include face masks, patient towels and bibs, self-sealing sterilization pouches, tray covers, sterilization packaging accessories, surface barriers including eyewear, aprons and gowns, disinfectants and deodorizers, germicidal wipes, hand care products, gloves, sponges, cotton products, cups, needles and syringes, scalpels and blades, and saliva evacuators and ejectors.

Under the terms of Stock Purchase Agreements with the five stockholders of Crosstex, pursuant to which we acquired all of the issued and outstanding capital stock of Crosstex, we paid an aggregate purchase price of approximately $77,900,000, comprised of approximately $69,800,000 in cash consideration and 384,821 shares of Cantel common stock (valued at $6,800,000 based on the average closing price of Cantel stock on the NYSE during the 10 trading days prior to closing) paid to the former Crosstex shareholders, and estimated transaction costs of $1,300,000. The purchase price included the retirement of bank debt and certain other liabilities of Crosstex. In addition, there is a further $12,000,000 potential earnout payable to the sellers of Crosstex over three years based on the achievement by Crosstex of certain targets of earnings before interest and taxes.

We financed $68,300,000 of the purchase price through borrowings under an amended and restated credit facility described below in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and in note 8 to our Consolidated Financial Statements.

The reasons for the acquisition of Crosstex were as follows: (i) the complementary nature of the companies’ infection prevention and control products; (ii) the addition of a market leading company in a distinct niche in infection prevention and control; (iii) the increase in the percentage of our net sales derived from recurring consumables; (iv) the opportunity to utilize Crosstex as a sizeable platform to acquire additional companies in the healthcare consumable industry; (v) the expectation that the acquisition will be accretive to our earnings per share; and (vi) the opportunity for us to further expand our business into the design, manufacture and distribution of proprietary products. Such reasons constitute the significant factors contributing to a purchase price that will result in recognition of goodwill.

Sales of Crosstex products are made to approximately 350 wholesale customers, comprising approximately 1,200 ship-to locations. The wholesalers, in turn, distribute principally to dental practices, but also to some medical, veterinary, and school locations. Crosstex also produces private label merchandise for a number of customers and holds exclusive distributorship agreements for various product lines manufactured by third parties. Four of its customers account, in the aggregate, for more than 50% of Crosstex’ net sales.

Crosstex sells more than 60 categories of merchandise throughout the world that is distributed from six strategically located facilities in New York, Georgia, California, Pennsylvania, the Netherlands and Japan.

Demand for such products is driven principally by growth in the number of dental procedures. Beyond typical preventative dentistry visits, an important driver of the market is the growth of aesthetic and specialty procedures (teeth whitening, porcelain veneers, orthodontia, dental implants, periodontistry, endodontics, oral/maxillofacial surgery, and other natural teeth preservation techniques). With limited longevity of natural teeth, these procedures are believed to continue to grow as the “Baby Boomers” age into a group requiring additional and more frequent dental work.

Moreover, in addition to recent awareness of a potential link between oral health and overall health, there is greater public attentiveness to guidelines from the Occupational Safety and Health Administration and the American Dental Association towards infection prevention and control, thus reinforcing the need for protective clothing, gloves, facemasks, and sterilization equipment.

Because the acquisition of Crosstex was consummated after July 31, 2005, its results of operations are not included in our Consolidated Financial Statements for fiscal 2005 or any prior periods. Commencing in fiscal 2006, the Crosstex business will be reported in a new reporting segment known as Dental.

Reporting Segments

The following table gives information as to the percentage of consolidated net sales accounted for by each of our reporting segments:

	Year Ended July 31,
	2005	2004	2003
	%	%	%

Dialysis	33.2	35.8	46.1
Endoscopy and Surgical	21.0	20.3	18.6
Endoscope Reprocessing	15.3	15.3	15.7
Water Purification and Filtration	14.7	17.5	6.6
All Other	15.8	11.1	13.0
	100.0	100.0	100.0

During fiscal 2005, as part of our acquisition integration plan, we combined our two water treatment companies, Biolab and Mar Cor, and a portion of the non-medical filter business of Minntech’s filtration technologies group, to form a single business operation known as Mar Cor Purification. As a result of this restructuring, we have modified our reporting segments to reflect the way we manage, allocate resources and measure the performance of our business. Commencing with the fiscal year ended July 31, 2005, the operations of Mar Cor Purification, together with the portion of the non-medical filter business of Minntech’s filtration technologies group remaining with Minntech, are being reported in a new reporting segment, Water Purification and Filtration. The medical filter business of Minntech’s filtration technologies group is being reported in a new operating segment, Therapeutic Filtration, which is included in the All Other reporting segment. The Biolab and Mar Cor businesses were previously reported as the Water Treatment reporting segment, and Minntech’s entire filtration technologies group was previously reported as the Filtration and Separation reporting segment. All prior period segment results have been restated to reflect this change. See our Consolidated Financial Statements included in our Annual Report on Form 10-K for the fiscal year ended July 31, 2005, incorporated herein by reference, for additional financial information regarding our reporting segments.

Dialysis

We design, develop, manufacture, market and distribute reprocessing systems and sterilants for multiple use dialyzers, as well as concentrates and supplies utilized for renal dialysis. These products are distributed and sold in the United States primarily through our own distribution network, and in many international markets either directly or under various third party distribution agreements.

Reprocessing of Multiple Use Dialyzers

In response to government mandated cost containment measures, in the late 1970’s many dialysis centers in the United States began cleaning, disinfecting and reusing dialyzers (artificial kidneys) in a process known as “dialyzer reuse” instead of discarding them after a single use. We believe that approximately one-half of dialysis centers in the United States employ reuse (multiple use) dialyzers. Although current public information is not available to accurately quantify the number of dialysis centers currently employing dialyzer reuse versus single use, it is apparent that the market share of single use dialyzers has been increasing during the past five years relative to reuse dialyzers. We believe that the shift from reuse to single use dialyzers is principally due to the commitment of Fresenius Medical Care AG (“Fresenius”), the largest dialysis chain in the United States and a manufacturer of single-use dialyzers, to convert all of its reuse dialysis clinics (including newly acquired clinics) to single use facilities. See “Risk Factors”

Dialyzer reuse is also practiced widely in Eastern Europe, Africa, South America and the Asia/Pacific regions. Sales of reprocessing products in these markets have been generally flat, except for the Asia/Pacific regions where dialyzer reuse is increasing. In order to support our Asia/Pacific distributors, we maintain Asia/Pacific representative offices in Singapore, Taiwan and China. Dialyzer reuse in Canada and Western Europe, where single use dialyzers are significantly more prevalent, has been flat or declining.

Reprocessing Equipment and Sterilants

Our dialyzer reprocessing products include the Renatron® II Automated Dialyzer Reprocessing System, the Renalog® RM Data Management System and the Renaclear® Dialyzer Cleaning System, together with Renalin® Cold Sterilant and Renalin 100 Cold Sterilant, both peracetic acid based sterilants that replace less environmentally friendly high-level disinfectants.

The Renatron system, first introduced in 1982, provides an automated method of rinsing, cleaning, sterilizing and testing dialyzers for multiple use. The Renatron II system, the most current version of the product, includes a bar-code reader, computer and Renalog RM software system that provides dialysis centers with automated record keeping and data analysis capabilities. We believe our Renatron systems are faster, easier to use, and more efficient than competitive automated systems. We also believe that the Renatron systems are the top selling automated dialyzer reprocessing systems in the world.

Our Renaclear® system, the first dedicated automated dialyzer cleaning system, removes blood and organic debris from difficult-to-clean dialyzers before reprocessing, a process known as “pre-cleaning.” Pre-cleaning is common in dialysis units because the practice can help extend the useful clinical life of a dialyzer. When dialyzers are pre-cleaned by hand, many dialysis facilities remove the dialyzer header caps (the end caps of a dialyzer) to more effectively rinse out heavy blood debris. However, opening the dialyzer in this fashion may increase the risk of contamination of the dialyzer components and damage to the membrane. The Renaclear system features a high-powered fluid injector that cleans dialyzer headers (the two internal ends of a dialyzer) without requiring removal of the header caps. The Renaclear system is designed for use with peracetic acid-based Renaclear disinfectant.

Our Renalin sterilant is a proprietary peracetic acid-based formula that effectively cleans, disinfects and sterilizes dialyzers without the hazardous fumes and potential disposal issues related to glutaraldehyde and formaldehyde reprocessing solutions. We believe Renalin sterilant is the leading dialyzer reprocessing solution in the United States. Renalin 100 sterilant is a specially packaged formulation of our cold sterilant product. When Renalin 100 sterilant is used with a Renatron II system there is no premixing requirement and the dilution process is automated. This reduces staff set-up time and exposure to vapors.

We also sell a variety of dialysis supplies manufactured by us or third parties.

Concentrates

Our renal dialysis treatment products include a line of acid and bicarbonate concentrates used by kidney dialysis centers to prepare dialysate, a chemical solution that draws waste products from the patient’s blood through a dialyzer membrane during the hemodialysis treatment. We believe that we have one of the industry’s most complete lines of concentrate products, which include both liquid and powder form for use in virtually all types of kidney dialysis machines.

Endoscopy and Surgical

We currently market, distribute and service throughout Canada specialized flexible endoscopes, surgical equipment (including rigid endoscopes) and related accessories, the majority of which are manufactured by Olympus Corporation, a Japanese corporation, and its affiliates. Olympus is the world’s leading manufacturer of flexible endoscopes and related products. As discussed below, our distribution of Olympus products will terminate on July

31, 2006. See “—Termination of Carsen’s Distribution Agreements with Olympus.” Our endoscopes and surgical products are marketed and sold through separate, direct sales forces comprised of our own employees.

The Olympus endoscopy products are distributed by us pursuant to an agreement with Olympus America Inc. (the “Olympus Agreement”), and the Olympus surgical products are distributed by us pursuant to an agreement with Olympus Surgical & Industrial America, Inc. (the “Olympus Industrial Agreement”) (collectively the “Olympus Agreements”), both of which are United States affiliates of Olympus Corporation. Under the Olympus Agreements we have been granted exclusive distribution rights for such Olympus products in Canada through July 31, 2006, on which date such rights will expire. Unless the context otherwise requires, references herein to “Olympus” include Olympus America Inc., Olympus Surgical & Industrial America, Inc., and Olympus Corporation, and their affiliates. Non-Olympus endoscopy and surgical products are distributed by us under separate distribution agreements with third parties.

An endoscope is a device comprised of an optical imaging system incorporated in a flexible or rigid tube that can be inserted inside a patient’s body through a natural opening or through a small incision. Endoscopy, the use of endoscopes in medical procedures, is a valuable aid in the diagnosis and treatment of various disorders. Endoscopy enables physicians to study and digitally capture an image of certain organs and body tissue and, if necessary, to perform a biopsy (removal of a small piece of tissue for microscopic analysis).

We also distribute various specialized medical instruments and accessories utilized in both flexible and rigid endoscopy including scissors, graspers, forceps and other surgical accessories; ambulatory pH and motility monitoring equipment (which is used for diagnosis of various gastrointestinal and respiratory disorders); urodynamics monitoring equipment (which is used for diagnosis of various urinary tract disorders); endoscope disinfection equipment; insufflators (which deliver and monitor gas to expand abdominal and other cavities); video monitors, recorders and printers; “cold” light supplies (which provide light for endoscopy procedures); image processors (which process digitized endoscopic images); and carts, trolleys and cleaners.

All of the endoscopes and certain other medical instruments and accessories distributed by us are manufactured by Olympus. Other endoscopy and surgical products distributed by us in Canada are manufactured by Sandhill Scientific, Inc. (ambulatory pH and motility monitoring equipment), Life-Tech, Inc. (urodynamics monitoring equipment), Sony of Canada Ltd. (video monitors, recorders and printers), The Ruhof Corporation (enzymatic cleaners), and Trumpf Medical Systems, Inc. (operating room tables, lighting systems, and ceiling mounted supply systems).

Endoscope Reprocessing

We design, develop, and manufacture endoscope reprocessing systems, sterilants and related supplies.

Our Medivators® products are our principal line of automated endoscope reprocessing systems. We manufacture the Medivators DSD-201 system, which is a microprocessor-controlled, dual-basin, asynchronous endoscope disinfection system. The system can disinfect two endoscopes at a time, can be used on a broad variety of endoscopes and is programmable by the user. We also manufacture the MV countertop series which are less expensive single and dual endoscope disinfection units.

We sell our Medivators endoscope reprocessing products and related accessories and supplies in the United States and Puerto Rico through Olympus under an exclusive distribution agreement described below, and internationally either directly or through various foreign distributors. Our distributors market and sell these products primarily to hospitals and clinics.

Our distribution agreement with Olympus (the “Medivators Agreement”) grants Olympus the exclusive right to distribute the majority of our endoscope reprocessing products and related accessories and supplies in the United States and Puerto Rico. The Medivators Agreement expires on August 1, 2006. All equipment sold by Olympus pursuant to this agreement bears both the “Olympus” and “Medivators” trademarks. Net sales to Olympus accounted for 8.2%, 9.7% and 10.4% of our net sales in fiscal 2005, 2004 and 2003, respectively.

Through our acquisition of Dyped in September 2003, we have expanded our technological capabilities and augmented our endoscope reprocessing product line with an endoscope reprocessing system designed to be compliant with emerging European standards. Dyped’s versatile design concepts are expected to satisfy the current needs of our European customer base and may serve as a modular platform for future generation systems for the United States market.

Although endoscopes generally can be manually disinfected, there are many problems associated with such methods including the lack of uniform disinfection procedures, personnel exposure to disinfectant fumes and incomplete rinsing resulting in disinfectant residue levels in the endoscope. We believe our endoscope reprocessing equipment offers several advantages over manual immersion in disinfectants.

In connection with our endoscope reprocessing business, we manufacture Rapicide® glutaraldehyde-based high-level disinfectant and sterilant, which has United States Food and Drug Administration (“FDA”) 510(k) clearance for a high-level disinfection claim of five minutes at 35 degrees Celsius. This disinfection contact time is currently one of the fastest available of any disinfectant product sold in the United States. We also sell Adaspor® peracetic-acid based high-level disinfectant, manufactured by a third party, for the European market that can be employed in a single use or multiple use system.

Water Purification and Filtration

Equipment

We design, develop, manufacture and sell ultrapure purification systems for dialysis, research, pharmaceutical and industrial customers. These systems provide purification solutions specific to our customers’ needs and site conditions, ranging from low-volume, wall mounted reverse osmosis systems, to high-volume, complete turnkey purification systems. We generally sell the equipment directly to our customers in the United States, Puerto Rico, and Canada and through various third-party distributors in many international markets.

Purification systems can include combinations of treatment methods such as (i) carbon filtration, which removes chlorine and dissolved organic contamination by adsorption; (ii) reverse osmosis (RO), which is a filtration process that forces liquid through non-porous or semi-porous membranes to remove particles, microorganisms and dissolved minerals and organics; (iii) ultra-filtration, which removes bacteria, viruses and other ultrafine impurities from water using a membrane similar in design to a reverse osmosis membrane; (iv) deionization, which is an ion exchange platform that requires resin regeneration (see “Resin Regeneration” below); and (v) electro-deionization, which is a form of deionization that is based on the conductance of electrical charges.

The entire line of Biolab water purification systems, sold under the Biolab Equipment™ brand, has been designed to produce “biologically pure” water for use in the pharmaceutical, electronics, research and medical industries. The equipment is designed in sanitary and semi-sanitary configurations and contains features that save money, reduce fouling and provide cleaner, safer purified water. The Biolab Equipment line includes systems that utilize heat to pasteurize the equipment thus reducing the amount of chemicals consumed and labor required for maintenance. This heat pasteurization is environmentally friendly and prevents the formation of dangerous biofilms. Heat disinfection has been used in the pharmaceutical industry for years and has been recently introduced in the dialysis market.

The Biolab Equipment line of RO machines includes various designs and sizes to meet our customers’ specific requirements. Our standard line of equipment includes the 2200, 3300, 4400, 8400, RODI™ electro-deionization system and various heat disinfecting RO configurations. The 4400 RO is the principal RO manufactured by us and can be configured for pharmaceutical, medical and industrial applications. The Biolab line of equipment is currently being expanded to offer packaged systems for the commercial and industrial market. These systems are pre-engineered for specific applications and will be stocked for rapid order fulfillment.

We also offer pretreatment equipment, lab water equipment, a full range of service deionization tanks and specific equipment designed to support the dialysis market. This equipment includes our Semper Pure® portable reverse osmosis machine, a bicarbonate system with central and single mix distribution units, and concentration systems with central concentrate holding tanks.

Service & Maintenance; Resin Regeneration

Mar Cor Purification provides service and maintenance in the United States and Canada through fourteen regional offices (twelve in the United States and two in Canada). These service centers are staffed with sales and service personnel to support both scheduled and emergency customer requirements. Each office provides 24 hours-a-day emergency service for our customers through a fleet of stocked service vehicles. Five of the offices (Toronto, Montreal, Philadelphia, Chicago, and Atlanta) are equipped with resin regeneration plants.

Resin regeneration is the process in which cylinders (pressure vessels with an inlet connection and an outlet connection) are assembled, sanitized, and filled with ion exchange resin, which is processed using hydrochloric acid and caustic soda. These cylinders are connected to a customer’s water supply. As the supply water passes through the ion exchange resin beads, minerals are removed. When the electrical charge placed on the resin beads during the regeneration process is exhausted, the cylinders are exchanged for identical cylinders with regenerated resin. The cylinders with exhausted resin are returned by service personnel to our regeneration plants and the resin is regenerated for use by the same or another customer. Customers are invoiced for each cylinder replacement.

Filtration

We offer a full line of filters utilizing hollow fiber membrane technology. The filters, sold under the FiberFlo® Capsule Filters and FiberFlo® Cartridge Filters names, are utilized to remove impurities from liquid streams for a wide range of applications. Such applications include the filtering of ultrapure water to remove bacteria and endotoxins in medical environments to provide protection for patients undergoing treatments that use ultrapure water. In fact, our cartridge filters are validated to remove all endotoxins in dialysis water, which is included in our registration of the filters as Medical Devices under FDA 510(k) regulations. The filters are also used in medical device reprocessing systems to help meet reprocessing water quality guidelines outlined by the AAMI. In industrial applications, the filters are used to protect systems from contamination from particulates and microorganisms.

Our FiberFlo filters are also being used in a variety of industries including pharmaceutical manufacturing, food and beverage processing, cosmetic manufacturing and electronics manufacturing. The filters are being used increasingly for the removal of bacteria, pyrogens and other contaminants from aqueous solutions. These filters are engineered for point-of-use applications that require very fine filtration. Their hollow fiber design provides a surface area that is up to four times larger than traditional pleated filters that are used in the same markets. The large surface area provides greater capacity and longer filter life for the customer. FiberFlo Capsule Filters and Cartridge Filters are available in a variety of styles, sizes, and configurations to meet a comprehensive range of customer needs and applications.

Other FiberFlo filter products include the FiberFlo Degassing Module, which was developed for use in semiconductor, pharmaceutical, laboratory, medical and bioprocessing applications used for CO2 and O2 removal, humidification, oxygenation and dissolving of gases in solutions. Other products include microfiber and flat sheet membrane prefiltration products designed to protect the FiberFlo filter products and prolong their life in their intended applications.

Sterilants

Minncare® Cold Sterilant is a liquid sterilant product used to sanitize and disinfect high-purity water systems. Minncare Cold Sterilant is based on our proprietary peracetic-acid sterilant technology, and is engineered to clean and disinfect reverse osmosis (RO) membranes and associated water distribution systems. Minncare Cold

Sterilant is widely used in the dialysis, medical, pharmaceutical and other industries to disinfect ultrapure water systems as part of overall procedures to control the contamination of systems by microorganisms and spores. Actril® Cold Sterilant is a ready-to-use formulation of our proprietary peracetic acid based sterilant technology. It is used for surface disinfection in a variety of industries, including the medical and pharmaceutical industries. We also have private label agreements for both Minncare and Actril sterilants with companies in the infection control industry.

In June 2004, we received approval from the United States Environmental Protection Agency (“EPA”) for the expanded use of Minncare Cold Sterilant in clean room fogging applications. The Minncare Dry Fog™ System was introduced in 2005 for use as an enhancement to the existing clean room disinfection procedures at pharmaceutical and medical device manufacturers. We have recently appointed VWR International our exclusive distributor of the Minncare Dry Fog System in much of the United States and Europe. In the areas where VWR is not our exclusive distributor, we sell the Minncare Dry Fog System either directly or through other third party distributors.

All Other

We also operate other businesses, including the Scientific operating segment, which includes scientific imaging products and industrial technology equipment distributed in Canada by Carsen, the Specialty Packaging operating segment, which includes specialty packaging products and compliance training services provided by Saf-T-Pak for the transport of infectious and biological specimens, and the Therapeutic Filtration operating segment, which includes hemofilters, hemoconcentrators and other hollow fiber filters manufactured and sold by Minntech for medical applications. Due to the size of these businesses, they are grouped within, and their results and assets are included within, the “All Other” category of our reporting segment information.

Scientific

Our principal scientific imaging products are Olympus microscopes that we distribute in Canada under the Olympus Agreement. We also distribute complementary imaging equipment and accessories including Media Cybernetics, Inc.’s high resolution image analysis software and hardware; Roper Scientific Inc.’s high speed and high sensitivity scientific digital cameras for research microscopy; Genomic Solutions Inc.’s genomic and proteomic instruments, software and consumables; and several other suppliers of optical and mechanical components for advanced microscopy, all of which are distributed solely in Canada.

We also offer three types of industrial technology equipment that are similar to medical endoscopes, but are designed for the industrial market for use in remote visual inspection (“RVI”). Most of our industrial technology equipment is manufactured by Olympus and distributed by us in Canada under the Olympus Industrial Agreement.

Specialty Packaging

Through Saf-T-Pak, we provide specialty packaging products and compliance training services for the transport of infectious and biological specimens.

We offer a wide variety of sizes and models of packaging materials for the transport of infectious and biological specimens, as well as comprehensive training materials for shipper certification. We are the sole manufacturer of our patented bag pressure vessel product. Unlike the conventional jar pressure vessel product sold by us and our competitors, our bag pressure vessel products can offer a substantial reduction in a customer’s shipping cost per specimen, are disposable and therefore do not require the jar to be sterilized and returned after use, have greater capacity and are more flexible than rigid jar vessels, and are stackable thereby reducing a customer’s inventory storage requirement. In addition, to meet regulatory requirements for comprehensive training, which require shippers to be trained and certified at least every two years or as often as regulations change, we offer one-day training seminars in various cities, training seminars at customers’ on-site locations, and interactive CD-ROM training software.

During fiscal 2005, we commenced production and sales of “phase change material” using licensed proprietary thermal technology, which is used for temperature control shipping. The phase change material, sold in packs or blocks, helps maintain the temperature of a specimen during shipment within a narrow designated high and/or low range for a specified period of time.

Therapeutic Filtration

Our therapeutic filtration products are extracorporeal filters utilizing our proprietary hollow fiber technology. These filters include hemoconcentrators, hemofilters and other specialty filters utilized for medical applications. In addition, we offer a line of ancillary filtration products for cardiosurgery and other medical applications, including blood pumps, air detectors, and pressure monitors.

We manufacture, market and sell a line of five hemoconcentrator devices. A hemoconcentrator is used by a perfusionist (a health care professional who operates heart-lung bypass equipment) to concentrate red blood cells and remove excess fluid from the bloodstream during open-heart surgery. Because the entire blood volume of the patient passes through the hemoconcentrator device during an open-heart procedure, the biocompatibility of the blood-contact components of the device is critical.

Our hemoconcentrator devices are designed to meet the clinical requirements of neonatal through adult patients. Our principal products are the Hemocor HPH® hemoconcentrators, which contain our proprietary polysulfone hollow fiber. The Hemocor HPH line also features a unique “no-rinse” design that allows it to be quickly and efficiently inserted into the bypass circuit at any time during an open-heart procedure.

We also manufacture, market and sell a line of Renaflo® II hemofilters. A hemofilter is a device that performs hemofiltration in a slow, continuous blood filtration therapy used to control fluid overload and acute renal failure in unstable, critically ill patients who cannot tolerate the rapid filtration rates of conventional hemodialysis. The hemofilter removes water, waste products and toxins from the circulating blood of patients while conserving the cellular and protein content of the patient’s blood. Our hemofilter line features no-rinse, polysulfone hollow fiber that requires minimal set-up time for healthcare professionals. The hemofilter is available in five different sizes to meet the clinical needs of neonatal through adult patients. Outside the United States, we sell two additional hemofilters.

Termination of Carsen’s Distribution Agreements with Olympus

On July 25, 2005 we entered into an agreement with Olympus under which, effective July 31, 2006, Carsen will no longer serve as the Canadian distributor of Olympus products. The agreement was entered into as a result of Olympus’s decision to grant Carsen a four-month extension of the Olympus Agreements from the original expiration date of March 31, 2006 and to terminate the Olympus Agreements on July 31, 2006. The majority of Carsen’s sales of endoscopy and surgical products and scientific products have been made pursuant to the Olympus Agreements, under which Carsen has been granted the exclusive right to distribute the covered Olympus products in Canada. Carsen’s distribution function will remain an important contributor to our results of operations through the end of fiscal 2006.

Olympus will pay us $6,000,000 in cash in consideration for Carsen’s transfer to Olympus of customer lists, sales records, and certain other assets related to the sale and servicing of Olympus products and for Carsen’s release of Olympus’s contractual restriction on hiring Carsen personnel. In addition, we will assist Olympus in effecting a smooth transition of Carsen’s business of distributing and servicing Olympus products in Canada. Olympus will also acquire Carsen’s inventory of Olympus products as of July 31, 2006. The $6,000,000 payable by Olympus is due in three installments, $1,500,000 on August 1, 2005 (which payment has been received), $1,500,000 on January 31, 2006 and $3,000,000 on July 31, 2006.

Net proceeds from the termination of Carsen’s Olympus distribution business are projected to total approximately $15,000,000. Such net proceeds will consist of the $6,000,000 to be paid by Olympus and proceeds from the sale of inventory and collection of receivables, less satisfaction of liabilities, severance costs, continuing lease obligations and other wind-down costs. Management’s projection of net proceeds is an estimate based on inventory, receivables and liabilities at July 31, 2005 and assumptions for wind-down costs, but without taking into account any Canadian or United States income tax implications.

During fiscal 2005 and 2004, total net sales of Carsen were $61,925,000 and $48,144,000, respectively, which accounted for approximately 31% and 28% of our consolidated net sales during those fiscal years. Approximately 80% of Carsen’s net sales were attributable to its Olympus distribution and service businesses. Operating income of Carsen in fiscal 2005 and 2004 was $11,958,000 and $9,039,000, respectively, or approximately 38% and 40% of our consolidated operating income before general corporate expenses and interest expense.

The net sales and operating income attributable to Carsen’s business (inclusive of both Olympus and non-Olympus business, but exclusive of the sale of Medivators reprocessors) constitute our entire “Endoscopy and Surgical Products” reporting segment and “Scientific Products” operating segment (included within the “All Other” reporting segment).

We are currently evaluating Carsen’s remaining non-Olympus product lines, most of which are aligned with Olympus products, to determine their viability without Carsen’s Olympus business. There can be no assurance that any of such product lines, with the exception of the Medivators reprocessors, will be continued after July 31, 2006, or if continued will be profitable or commercially viable.

Under the agreement with Olympus, we have agreed not to manufacture, distribute, sell or represent for sale in Canada through July 31, 2007 any products that are competitive with the Olympus products covered by the Olympus Agreements.

RISK FACTORS

We are subject to various risks and uncertainties relating to or arising out of the nature of our businesses and general business, economic, financing, legal and other factors or conditions that may affect us. We provide the following cautionary discussion of risks and uncertainties relevant to our businesses, which we believe are factors that, individually or in the aggregate, could have a material and adverse impact on our business, results of operations and financial condition, or could cause our actual results to differ materially from expected or historical results. If that were to happen, the trading price of our common stock could decline, and you could lose all or part of your investment. We note these factors for investors as permitted by the Private Securities Litigation Reform Act of 1995. You should understand that it is not possible to predict or identify all such factors. Consequently, you should not consider the following to be a complete discussion of all potential risks or uncertainties.

The distribution agreements of our Carsen subsidiary covering its sale and service of Olympus products in Canada will expire on July 31, 2006, which will result in the loss of a significant portion of our net sales, operating income and net income.

The majority of our endoscopy and surgical products and scientific products are manufactured and supplied by Olympus and are sold by us pursuant to exclusive distribution agreements covering Canada that will expire on July 31, 2006 without any further renewal or extension. This will result in a significant loss of net sales, operating income and net income commencing in fiscal 2007, and thereby have a material adverse effect on our business. See “The Company - Termination of Carsen’s Distribution Agreements with Olympus.”

Our market for dialysis reprocessing products is limited to dialysis centers that reuse dialyzers, which market has been decreasing in the United States.

Dialysis centers in the United States that choose to clean, disinfect and reuse dialyzers (artificial kidneys), known as dialyzer reuse, rather then discard the dialyzers after a single use, derive an economic benefit since such dialysis clinics generally receive a capitated payment for providing hemodialysis treatment. Our dialyzer reprocessing products are limited to use by centers that reuse dialyzers. Although current public information is not available to accurately quantify the number of dialysis centers currently employing dialyzer reuse versus single use, we believe that approximately 50% of all dialysis centers in the United States currently reuse dialyzers. This compares to approximately 76% reuse reported by the Centers for Disease Control in 2001. We believe that the shift from reuse to single use dialyzers is principally due to the commitment of Fresenius, the largest dialysis chain in the United States and a manufacturer of single-use dialyzers, to convert all of its reuse dialysis clinics (including newly acquired clinics) to single use facilities. A continued decrease in dialyzer reuse in the United States in favor of single use dialyzers could have a material adverse effect on our business.

In May 2005, Fresenius announced that it entered into an agreement to acquire Renal Care Group, Inc. ("RCG"), a significant customer of our dialysis reuse products. If Fresenius’s acquisition is consummated, and if Fresenius converts all or substantially all of the dialysis clinics of RCG into single-use facilities, our sales of dialysis products will be adversely affected due to the reduction in our customer base. Given the uncertainty of the post-acquisition operating strategy of Fresenius with respect to the timing of its likely transition of RCG clinics to single-use facilities, it is difficult to accurately predict the future impact on our sales of dialysis products and services.

The consolidation of dialysis providers (i.e., large chains are increasingly buying other chains and independents) could result in a reduction in our net sales due to reduced average selling prices of dialysis products.

There has been an increasing consolidation in the dialysis industry, marked by the acquisition by certain major dialysis chains of smaller chains and independents. In October 2005, DaVita, Inc. ("DaVita"), the second largest dialysis chain in the United States, acquired Gambro AB's United States dialysis clinic business, Gambro Healthcare, Inc. ("Gambro US"). In addition, in May 2005, Fresenius announced its proposed acquisition of RCG described above. DaVita, Gambro US, and RCG are significant customers of our dialysis reuse products.

The consolidation of dialysis providers has resulted in greater buying power by the larger resulting entities and thereby a reduction in our gross margins due to reduced average selling prices of dialysis products. This trend is likely to continue, particularly given the impending acquisitions described above. However, given the uncertainty of the post-acquisition operating strategies with respect to the two acquisitions, it is difficult to accurately predict the impact on our future sales and gross margins of dialysis products and services. The loss of a significant amount of dialysis business could have a material adverse effect on our business.

We sell a substantial portion of our endoscope reprocessing products through a single distributor under an agreement that expires on August 1, 2006; we depend on such distributor for a significant portion of our endoscope reprocessing business.

Pursuant to a distribution agreement that expires August 1, 2006, Olympus is the sole distributor of our Medivators reprocessing systems and related products in the United States and Puerto Rico. In fiscal 2005, 2004 and 2003, net sales to Olympus accounted for approximately 8.2%, 9.7% and 10.4%, respectively of our net sales. In the event that Olympus significantly reduces or terminates its purchases of products from us, our business could be materially adversely affected. We are currently uncertain whether we will renew the agreement, seek a new third party distributor, or directly undertake the distribution function after August 1, 2006. If we do not renew the distribution agreement or, if offered, Olympus fails to renew the agreement, then we would be required to engage a new distributor or establish our own distribution system. Such a disruption in the distribution of our products, could result in a significant decrease in our net sales and operating income, and thereby have a material adverse effect on our business. In addition, there can be no assurance that we would be able to find a new distributor or establish our own distribution system on terms favorable to us or at all. The failure to find a new distributor or to successfully establish our own distribution system could materially adversely affect our business.

Because a significant portion of Crosstex’ net sales comes from a few large customers, any significant decrease in sales to these customers could harm our operating results.

The distribution network in the United States dental industry is concentrated, with relatively few distributors of consumables accounting for a significant share of the sales volume to dentists. Accordingly, net sales and profitability of Crosstex are highly dependent on its relationships with a limited number of large distributors. During the year ended April 30, 2005, the top four customers of Crosstex accounted for approximately 50% of its net sales. In particular, Henry Schein, Benco Dental, Patterson Dental and Darby Medical Supply each accounted for 10% or more of Crosstex’ gross sales for the latest fiscal year of Crosstex ended April 30, 2005. We are likely to continue to experience a high degree of customer concentration in Crosstex. We cannot assure you that there will not be a loss or reduction in business from one or more of our major customers. In addition, we cannot assure you that net sales from customers that have accounted for significant net sales in the past, either individually or as a group, will reach or exceed historical levels in any future period. Although we do not anticipate that any of Crosstex’ customers will account for more than 10% of our Company-wide net sales on a consolidated basis, the loss or a significant reduction of business from any of the major customers of Crosstex could adversely affect our results of operations. In addition, because Crosstex’ products are sold through third party distributors, and not directly to end users, we may not be able to control the amount and timing of resources that our distributors devote to our products.

Our Crosstex business is heavily reliant on certain raw materials; recent hurricane damage to resin suppliers has resulted in product shortages and price increases.

Although there is a diversity of products produced by Crosstex, many of them are made from paper pulp and resin. We are exposed to rising raw material prices with no guarantees that such increases in costs can be passed along to our customers.

As a result of damage caused by recent Hurricane Katrina and Hurricane Rita to many resin suppliers there is now a shortage of material in the market. These suppliers are now allocating available resin to their customers. Crosstex has sufficient resin inventory to meet its requirements over the next few months but is actively seeking new supply sources, as well as alternative materials. If these shortages continue beyond a few months, output of some of our products could be adversely affected. It is unclear how long the shortages will continue and whether alternative sources or materials will be available to meet our requirements. Moreover, due to the current market conditions, prices for resin have increased significantly. We may be unable to pass along all or a substantial portion of our resin price increases to our customers. In addition, we cannot predict the future of resin prices.

Government regulation may delay or prevent new product introduction.

Many of our products are subject to regulation by governmental and private agencies in the United States and abroad, which regulate the testing, manufacturing, packaging, labeling, distribution and marketing of medical supplies and devices. Certain international regulatory bodies also impose import restrictions, tariff regulations, duties, and tax requirements. Delays in agency review can significantly delay new product introduction and may result in a product becoming “dated” or losing its market opportunity before it can be introduced. The FDA and other agency clearances generally are required before we can market new products in the United States or make significant changes to existing products. The FDA also has the authority to require a recall or modification of products in the event of a defect. The process of obtaining marketing clearances and approvals from regulatory agencies for new products can be time consuming and expensive. There is no assurance that clearances or approvals will be granted or that agency review will not involve delays that would adversely affect our ability to commercialize our products.

Federal, state and foreign regulations regarding the manufacture and sale of our products are subject to change. We cannot predict what impact, if any, such changes might have on our business. In addition, there can be no assurance that regulation of our products will not become more restrictive in the future and that any such development would not have a material adverse effect on our business.

Customer acceptance of our products is dependent on our ability to meet changing requirements.

Customer acceptance of our products is significantly dependent on our ability to offer products that meet the changing requirements of our customers, including hospitals, educational institutions, industrial laboratories, doctors, dentists, clinics, government agencies and industrial corporations. Any decrease in the level of customer acceptance of our products could have a material adverse effect on our business.

We distribute our products in highly competitive markets.

We distribute substantially all of our products in highly competitive markets that contain many products available from nationally and internationally recognized competitors. Many of these competitors have significantly greater financial and technical resources than us and are well-established. In addition, some companies have developed or may be expected to develop technologies or products that could compete with the products we manufacture and distribute or that would render our products obsolete or noncompetitive. As manufacturers, these companies may have other competitive advantages over us. In addition, our competitors may achieve patent protection, regulatory approval, or product commercialization that would limit our ability to compete with them. Although we believe that we compete effectively with all of our present competitors in our principal product groups, there can be no assurance that we will continue to do so. These and other competitive pressures could have a material adverse effect on our business.

Currency fluctuations and trade barriers could adversely affect our results of operations.

A substantial portion of Carsen’s products and, to a lesser extent, Crosstex’ products, are imported from the Far East and Western Europe, and our business could be materially and adversely affected by the imposition of trade barriers, fluctuations in the rates of exchange of various currencies, tariff increases and import and export restrictions, affecting the United States and Canada. Additionally, a substantial portion of the products we purchase in Canada are paid for in United States dollars but are sold in Canadian dollars. Therefore, our business could be materially and adversely affected by a decrease in the value of the Canadian dollar against the United States dollar or by the imposition of trade barriers, tariff increases or import and export restrictions between the United States and Canada. Moreover, a decrease in the value of the Canadian dollar could result in a corresponding reduction in the United States dollar value of our assets that are denominated in Canadian dollars. The currency risk described above is offset somewhat by sales of  Biolab and Saf-T-Pak to the extent they sell their products in United States dollars.

Our growth may be dependent on acquiring new businesses.

We intend to grow, in part, by acquiring businesses. The success of this strategy depends upon several factors, including:

•                                          our ability to identify and acquire businesses;

•                                          our ability to integrate acquired operations, personnel, products and technologies into our organization effectively;

•                                          our ability to retain and motivate key personnel and to retain the customers of acquired firms; and

•                                          financing for our acquisitions may not be available on terms we find acceptable.

In addition, we have used our stock as partial consideration for acquisitions. Our common stock may not remain at a price at which it can be used as consideration for acquisitions without diluting our existing stockholders, and potential acquisition candidates may not view our stock attractively. We also may not be able to sustain the rates of growth that we have experienced in the past, whether by acquiring businesses or otherwise.

Because we operate in international markets, we are subject to political and economic risks that we do not face in the United States.

We operate in a global market. Global operations are subject to risks, including political and economic instability, general economic conditions, imposition of government controls, the need to comply with a wide variety of foreign and United States export laws, trade restrictions, and the greater difficulty of administering business overseas.

The markets for many of our products are subject to changing technology.

The markets for many products we sell, particularly endoscopes, microscopes, and endoscope disinfection equipment, are subject to changing technology, new product introductions and product enhancements, and evolving industry standards. The introduction or enhancement of products embodying new technology or the emergence of new industry standards could render existing products obsolete or result in short product life cycles. Accordingly, our ability to compete is in part dependent on our ability to continually offer enhanced and improved products.

We may be exposed to product liability claims resulting from the use of products we sell and distribute.

We may be exposed to product liability claims resulting from the products we sell and distribute. We maintain general liability insurance that includes product liability coverage, and Olympus has agreed to indemnify us against any product liability claims brought against us related to Olympus products. We have agreed to indemnify Olympus against any product liability claims brought against Olympus related to our Medivators endoscope reprocessing products. We believe our insurance coverage is adequate for our businesses. However, there can be no assurance that insurance coverage for these risks will continue to be available or, if available, that it will be sufficient to cover potential claims or that the present level of coverage will continue to be available at a reasonable cost. A partially or completely uninsured successful claim against us could have a material adverse effect on us.

We use chemicals and other regulated substances in the manufacturing of our products.

In the ordinary course of certain of our manufacturing processes, we use various chemicals and other regulated substances. Although we are not aware of any material claims involving violation of environmental or occupational health and safety laws or regulations, there can be no assurance that such a claim may not arise in the future, which could have a material adverse effect on us.

We rely on intellectual property and proprietary rights to maintain our competitive position.

We rely heavily on proprietary technology, which we protect primarily through licensing arrangements, patents, trade secrets, and proprietary know-how. There can be no assurance that any pending or future patent applications will be granted or that any current or future patents, regardless of whether we are an owner or a licensee of the patent, will not be challenged, rendered unenforceable, invalidated, or circumvented or that the rights will provide a competitive advantage to us. There can also be no assurance that our trade secrets or non-disclosure agreements will provide meaningful protection of our proprietary information. There can also be no assurance that others will not independently develop similar technologies or duplicate any technology developed by us or that our technology will not infringe upon patents or other rights owned by others.

Although we incur research and development costs, this does not ensure successful product development.

We have incurred and expect to continue to incur research and development costs. Research and development costs for fiscal 2005, 2004 and 2003 were approximately $4,099,000, $4,212,000, and $4,528,000 respectively. There can be no assurance that this research and development will result in new products that will be successfully introduced to the market.

If we are unable to retain key personnel, our business could be adversely affected.

Our success is dependent to a significant degree upon the efforts of key members of our management. Although several key personnel are parties to employment agreements, such agreements cannot assure the continued services of such personnel, and the loss or unavailability of any of them could have a material adverse effect on our business. In addition, our success depends in large part on our ability to attract and retain highly qualified scientific, technical, sales, marketing and other personnel. Competition for such personnel is intense and there can be no assurance that we will be able to attract and retain the personnel necessary for the development and operation of our businesses.

Our stock price has been volatile and may experience continued significant price and volume fluctuations in the future that could reduce the value of outstanding shares.

The market for our common stock has, from time to time, experienced significant price and volume fluctuations that may have been unrelated to our operating performance. Factors such as announcements of variations in our quarterly financial results and new business developments could also cause the market price of our common stock to fluctuate significantly.

Future sales of our common stock may affect the market price of our common stock.

The issuance of additional shares of our common stock may materially and adversely affect the per share market price of our common stock. In addition, if we issue additional shares of our common stock, existing holders of our common stock may experience dilution, and that dilution may be substantial. Issuances or sales of substantial numbers of additional shares of common stock, including in connection with future acquisitions, if any, or the perception that such issuances or sales could occur, may cause prevailing market prices for our common stock to decline.

USE OF PROCEEDS

We will not receive any of the net proceeds from the sale of the shares offered and sold pursuant to this prospectus. The selling stockholders will not pay any of the expenses that are incurred in connection with the registration of the shares, but they will pay all commissions, discounts and any other compensation to any securities broker-dealers through whom they sell any of the shares.

SELLING STOCKHOLDERS

The following table sets forth certain information as of October 14, 2005 regarding the beneficial ownership of common stock by each of the selling stockholders and the shares being offered by the selling stockholders. Information with respect to beneficial ownership is based upon information obtained from the selling stockholders. Because each selling stockholder may offer all or a portion of the shares of common stock offered by this prospectus from time to time after the date hereof, no estimate can be made of the number of shares that each selling stockholder may retain upon completion of this offering. However, assuming all of the shares offered by this prospectus are sold by the selling stockholders, after completion of this offering, none of the selling stockholders will own more than one percent of the shares of common stock outstanding.

All of the selling stockholders received their shares of Cantel common stock on August 1, 2005 in connection with our acquisition of all of the issued and outstanding shares of capital stock of Crosstex International, Inc. The registration statement to which this prospectus relates is being filed pursuant to Stock Purchase Agreements among Cantel and the selling stockholders. Subject to the terms and conditions of the Stock Purchase Agreements, we agreed to file the registration statement to cover the shares of Cantel common stock received by each selling stockholder in the acquisition and to keep the registration statement effective until the earlier of July 31, 2007 or the date as of which the selling stockholders may sell all of their respective shares of our common stock registered under this registration statement pursuant to Rule 144(k) under the Securities Act of 1933. Subject to certain terms and conditions, we also agreed that if the average sales price for shares sold by a selling stockholder during the four month period following the effective date of this Registration Statement is less than $17.635 per share, we will pay to such selling stockholder an amount equal to the product of (A) the difference between the $17.635 and the average sales price and (B) the number of shares sold by the selling stockholder.

In connection with our acquisition of Crosstex, three of the former stockholders of Crosstex (each of whom is a selling stockholder), Richard Allen Orofino, Gary Steinberg and Mitchell Steinberg, entered into employment agreements with Crosstex, which as a result of the acquisition is now a wholly-owned subsidiary of Cantel. Said individuals were directors, officers and employees of Crosstex prior to the acquisition. To our knowledge, no other selling stockholders nor any of their affiliates have held any position or office with, been employed by or otherwise has had any material relationship with us or our affiliates during the three years prior to the date of this prospectus.

	Shares Beneficially Owned			Number of Shares	Shares Beneficially Owned
Name of Selling	Prior to Offering(1)			Being	After Offering(1)
Stockholder	Number	Percent		Offered	Number	Percent

Arlene Steinberg-Fisher	17,000		*	17,000	0	0

Richard A. Orofino	93,216		*	93,216	0	0

F. Richard Orofino, Jr.	29,391		*	29,391	0	0

Gary Steinberg	122,607		*	122,607	0	0

Mitchell Steinberg	122,607		*	122,607	0	0

Total	384,821	2.6%		384,821	0	0

*Represents less than 1%.

(1)          To our knowledge, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws, where applicable, and the information contained in the footnotes to this table.

PLAN OF DISTRIBUTION

The selling stockholders may offer and sell the shares covered by this prospectus at various times. As used in this prospectus, the term “selling stockholders” includes donees, pledgees, transferees or other successors-in-interest selling shares received from a named selling stockholder as a gift, partnership distribution, or other non-sale-related transfer after the date of this prospectus. The selling stockholders will act independently of Cantel in making decisions with respect to the timing, manner and size of each sale. The shares may be sold by or for the account of the selling stockholders in transactions on the New York Stock Exchange or otherwise. These sales may be made at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of the sale, or at negotiated prices. The shares may be sold by means of one or more of the following methods:

•                                a block trade in which the broker-dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•                                purchases by a broker-dealer as principal and resale by that broker-dealer for its account pursuant to this prospectus;

•                                ordinary brokerage transactions in which the broker solicits purchasers;

•                                in connection with short sales, in which the shares are redelivered to close out short positions;

•                                in connection with the loan or pledge of shares registered hereunder to a broker-dealer, and the sale of the shares so loaned or the sale of the shares so pledged upon a default;

•                                in connection with the writing of non-traded and exchange-traded call options, in hedge transactions and in settlement of other transactions in standardized or over-the-counter options;

•                                privately negotiated transactions; or

•                                in a combination of any of the above methods or in any other lawful manner.

The selling stockholders may sell the shares described in this prospectus directly to purchasers or to or through broker-dealers, which may act as agents or principals. In effecting sales, broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in resales. Broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders or from the purchasers of the shares or from both. This compensation may exceed customary commissions. The selling stockholders may also transfer, devise or gift these shares by other means not described in this prospectus.

The selling stockholders also may resell all or a portion of the shares covered by this prospectus that qualify for sale under Rule 144 of the Securities Act in open market transactions in reliance upon Rule 144 under the Securities Act rather than pursuant to this prospectus. The selling stockholders have not advised us of any specific plans for the distribution of the shares covered by this prospectus.

The selling stockholders and any broker-dealers, agents or underwriters that participate with the selling stockholders in the distribution of the shares may be deemed to be “underwriters” within the meaning of the Securities Act. Any commissions paid or any discounts or concessions allowed to any of those persons, and any profits received on the resale of the shares purchased by them, may be deemed to be underwriting commissions or discounts under the Securities Act. Because the selling stockholders may be deemed to be “underwriters,” the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act. We have advised the selling stockholders that the anti-manipulation rules promulgated under the Exchange Act, including Regulation M, may apply to sales of the shares offered by the selling stockholders.

The selling stockholders may agree to indemnify any agent, broker or dealer that participates in sales of common stock against liabilities arising under the Securities Act from sales of common stock.

We will not receive any proceeds from the sale of the shares by the selling stockholders. We have agreed to bear all expenses of registration of the shares other than fees and expenses, if any, of counsel or other advisors to the selling stockholders. Any commissions, discounts, concessions or other fees, if any, payable to broker-dealers in connection with any sale of the shares will be borne by the selling stockholders selling those shares.

There can be no assurances that the selling stockholders will sell all or any of the shares of common stock offered under this prospectus.

We have agreed to indemnify the selling stockholders against certain liabilities, including liabilities under the Securities Act, and the selling stockholders have agreed to indemnify us against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

For purposes of this offering, Eric W. Nodiff, Senior Vice President and General Counsel of Cantel Medical Corp., will issue an opinion to us on the validity of the common stock offered by this prospectus. Mr. Nodiff is an officer and full-time employee of ours and beneficially owns shares of our common stock and options to acquire shares of our common stock.

EXPERTS

The consolidated financial statements of Cantel Medical Corp. appearing in Cantel Medical Corp.’s Annual Report (Form
10-K) for the year ended July 31, 2005 (including schedule appearing therein) have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file reports and other information with the SEC, pursuant to the information requirements of the Exchange Act. Readers may read and copy any document the Company files at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our filings are also available to the public from commercial document retrieval services and at the SEC’s website at www.sec.gov.

Our common stock is listed on the New York Stock Exchange. Reports, proxy statements and other information relating to Cantel can be inspected at the offices of the NYSE at 20 Broad Street, New York, New York 10005. In addition, we maintain a website at www.cantelmedical.com that has a link to our filings with the SEC and contains additional information, including news releases, about our business and operations. The information on our website does not constitute a part of this prospectus.

DOCUMENTS INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We are incorporating by reference into this prospectus the documents listed below and all future documents filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of this offering.  You should not assume that the information in this prospectus or the documents incorporated by reference is accurate as of any date other than the date on the front of this prospectus or those documents, respectively. You should rely only on the information contained in this prospectus or to which we have referred you herein. Neither we nor the selling stockholders have authorized anyone to provide you with different information.

The following documents are incorporated by reference into this prospectus:

•                                Our most recent Annual Report on Form 10-K for the year ended July 31, 2005.

•                                Our Quarterly Reports on Form 10-Q for the quarters ended October 31, 2004, January  31, 2005, and April 30, 2005

•                                Our Current Reports on Form 8-K filed with the SEC on September 2, 2004, October 5, 2004, December 3, 2004, January 7, 2005, January 21, 2005, March 7, 2005; March 30, 2005, June 6, 2005, July 28, 2005, August 4, 2005 (as amended by Form 8-K/A filed on October 14, 2005), August 5, 2005 and October 7, 2005.

•                                The description of our common stock contained in our registration statement on Form 8-A filed under the Exchange Act on April 10, 1972.

We have filed with the SEC a registration statement on Form S-3. As permitted by SEC rules, this prospectus omits selected information contained in the registration statement. Statements made in this prospectus as to the contents of any contract, agreement or other documents are not necessarily complete. With respect to each contract, agreement or other document filed as an exhibit to the registration statement, we refer you to that exhibit for a more complete description of the matter involved, and each statement is deemed qualified in its entirety by reference to that exhibit.

We will promptly provide without charge to you, upon written or oral request, a copy of any or all of the documents incorporated by reference in this prospectus, other than exhibits to those documents, unless the exhibits are specifically incorporated by reference in those documents. Requests should be directed to the Assistant Secretary, Cantel Medical Corp., 150 Clove Road, 9th Floor, Little Falls, NJ 07424, Telephone (973) 890-7220.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

The following table sets forth the various expenses payable by the Registrant in connection with the sale and distribution of the securities being registered hereby. Normal commission expenses and brokerage fees are payable individually by the selling stockholders. All amounts are estimated except the SEC registration fee.

SEC Registration fee	$873

Legal fees and expenses	500

Accounting fees and expenses	20,000

Printing expenses	2,000

Miscellaneous	1,500

Total	$24,873

Item 15. Indemnification of Directors and Officers

Section 145(a) of the General Corporation Law of the State of Delaware (“DGCL”) provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation, by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Section 145(b) of the DGCL provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he or she acted in any of the capacities set forth above, against expenses (including attorneys’ fees) actually and reasonably incurred by him or her in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine that despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to be indemnified for such expenses which the court shall deem proper.

Section 145 of the DGCL further provides that to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsection (a) and (b) or in the defense of any claim, issue or matter therein, he or she shall be indemnified against expenses (including attorney’s fees) actually and reasonably incurred by him or her in connection therewith; that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and that the corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise against any liability asserted against him or her or incurred by him or her in any such capacity or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liabilities under Section 145.

Article Fifteenth of the Company’s Amended and Restated Certificate of Incorporation states that no director of the Company shall be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that Article Fifteenth does not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit.

Article Thirteenth of the Company’s Amended and Restated Certificate of Incorporation states that the Company shall, to the fullest extent permitted by Section 145 of the DGCL, indemnify any and all persons it has the power to indemnify under Section 145 from and against any and all of the expenses, liabilities or other matters referred to in or covered by Section 145. The right to indemnification will continue as to a person who has ceased to be a director, officer, employee or agent and will inure to the benefit of the heirs, executors and administrators of such a person. The indemnification provided under Article Thirteenth will not be deemed exclusive of any other rights of which those seeking indemnification may be entitled under any by-law, agreement, vote of stockholders or disinterested directors or otherwise.

The Company’s By-laws, as amended, also provides that the Company’s directors and officers shall be indemnified against liabilities arising from their service as directors or officers to the fullest extent permitted by the DGCL.

The Company maintains insurance for the benefit of its directors and officers and the directors and officers of its subsidiaries, insuring such persons against certain liabilities, including liabilities arising under the securities laws. In addition, the Company has entered into Indemnification Agreements with certain of its directors and officers which provide for indemnification from liability to the full extent permitted by the DGCL.

Item 16. Exhibits

Exhibit Number	Description of Document

5.1	Opinion of Eric W. Nodiff, General Counsel of Registrant.
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.*
23.2	Consent of Mc Gladrey & Pullen, LLP, Independent Registered Public Accounting Firm*
23.3	Consent of Eric W. Nodiff (included in his opinion filed as Exhibit 5.1).
24.1	Power of Attorney (contained on the signature page to this registration statement).

* To be filed by amendment

Item 17. Undertakings

(a)          The Registrant hereby undertakes:

(1)                                To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)                                     To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)                                  To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement;

(iii)                               To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this Registration Statement.

(2)                                That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(3)                                To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)         That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)          Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Little Falls, State of New Jersey on the 14th day of October, 2005.

CANTEL MEDICAL CORP.

By:	/s/ James P. Reilly
James P. Reilly,
President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints James P. Reilly and Eric W. Nodiff, and each of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them or their substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

PRINCIPAL EXECUTIVE
OFFICER:

/s/ James P. Reilly	President, Chief Executive Officer	October 14, 2005
James P. Reilly	and Director

PRINCIPAL FINANCIAL AND
ACCOUNTING OFFICER:

/s/ Craig A. Sheldon	Senior Vice President and	October 14, 2005
Craig A. Sheldon	Chief Financial Officer

DIRECTORS:

/s/ Charles M. Diker	Chairman of the Board	October 14, 2005
Charles M. Diker	and Director

/s/ Alan J. Hirschfield	Vice Chairman and Director	October 14, 2005
Alan J. Hirschfield

/s/ James P. Reilly	President, Chief Executive Officer	October 14, 2005
James P. Reilly	and Director

/s/ Alan R. Batkin	Director	October 14, 2005
Alan R. Batkin

/s/ Robert L. Barbanell	Director	October 14, 2005
Robert L. Barbanell

/s/ Joseph M. Cohen	Director	October 14, 2005
Joseph M. Cohen

/s/ Darwin C. Dornbush	Secretary and Director	October 14, 2005
Darwin C. Dornbush

/s/ Spencer Foreman	Director	October 14, 2005
Spencer Foreman, MD

/s/ Bruce Slovin	Director	October 14, 2005
Bruce Slovin